The share exchange described in this notice involves the securities of a foreign company. The share exchange is subject to disclosure requirements of a foreign country that are different from those of the United States. The financial information included in this document was excerpted from financial statements prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in a foreign country, and all of its officers and directors are residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the share exchange, such as in open market or privately negotiated purchases.

(Sec Code　1987)
9/13/2018
To Our Shareholders:
SOLCOM Co., Ltd.
2-32, Minamisenda Higashimachi, Naka-ku, Hiroshima

Convocation Notice of the Extraordinary General Shareholders’ Meeting

Thank you all very much for your continued support.
You are cordially invited to attend the Extraordinary Shareholders’ Meeting of SOLCOM, which will be held as indicated below.
If you are unable to attend the meeting, you may exercise your voting rights in writing. After reviewing the following Reference Materials for the General Shareholders’ Meeting, please exercise your voting rights by indicating “for” or “against” for each agenda item on the enclosed Voting Rights Exercise Form, apply the enclosed protective seal, and mail it in time for delivery by 5:00 p.m. on Thursday, 9/27/2018.
Yours sincerely,
Toshiyuki Hirabara
President and Representative Director

Details
1.	Date and time:	September 28, 2018 (Friday) at 10 a.m.
2.	Place:	Conference Room on the 9th Floor of our Headquarters 2-32, Minamisenda Higashimachi, Naka-ku, Hiroshima (Please refer to the General Shareholders’ Meeting Hall Guide Map at the end)
3.	Purposes:
Matters for resolution:
	Proposal No. 1:	Approval of Share Exchange Agreement Between SOLCOM and MIRAIT Holdings Corporation
	Proposal No. 2:	Partial Amendment to the Articles of Incorporation

End

●
If attending the meeting, please bring the enclosed Voting Rights Exercise Form with you and submit it at the reception desk. Please also bring this Convocation Notice of the Extraordinary General Shareholders’ Meeting for conservation of resources.

●	Any revisions to the Reference Materials for the General Shareholders’ Meeting are posted online at SOLCOM’s website (http://www.solcom.co.jp).

●
Of the matters to be included in this Convocation Notice, the “Provisions in MIRAIT HD’s articles of incorporation” and “Content of financial statements pertaining to MIRAIT HD’s most recent business year” are disclosed at SOLCOM’s website (http://www.solcom.co.jp) instead of being included in this Convocation Notice, in accordance with laws and regulations and the provisions of Article 16 of SOLCOM’s articles of incorporation.

Reference Materials for the General Shareholders’ Meeting

Proposal and Matters of Reference
Proposal No.1: Approval of Share Exchange Agreement Between SOLCOM and MIRAIT Holdings Corporation
SOLCOM Co., Ltd. (“SOLCOM”) and MIRAIT Holdings Corporation (“MIRAIT HD”) entered into a share exchange agreement on August 1, 2018 as set forth below in “2. Details of the Share Exchange Agreement” (the “Share Exchange Agreement”) for the purpose of conducting a business integration (the “Business Integration”) through a share exchange which will become effective on January 1, 2019 (the “Share Exchange”).

We humbly ask that our shareholders understand the purpose of the Business Integration and give their approval.

The reasons for conducting the Share Exchange and the details of the Share Exchange Agreement etc. are as follows.

1. Reasons for Conducting the Share Exchange
(1)	Background and Purpose of the Business Integration
The business environment surrounding communications construction services has entered a period of transition. In the information and telecommunications sector, the Hikari Collaboration Model, which provides a combination of fiber-optic lines and various services, has spread in fixed communications. Additionally, the fourth generation (4G) mobile communication systems have grown increasingly sophisticated and the services for new frequency bands in the mobile communications area have been launched. Furthermore, the business environment is changing significantly with the rise in demand for new solutions using big data and other new technologies in advance of a full-fledged IoT era, along with the active rebuilding of the social infrastructure before the year 2020.

The SOLCOM group is a corporate group comprised by SOLCOM and its group companies (the “SOLCOM Group”). The SOLCOM Group was formed in 2001 as a result of the merger between Hiroshima Kensetsu Telecommunication Construction Co., Ltd., which was established in 1947, and Kouwa Kensetsu Construction Co., Ltd., which was established in 1957. Over the past 71 years, the SOLCOM Group has constructed telecommunications infrastructure networks for the NTT Group and other telecommunications carriers. In so doing, it has contributed to the development of local communities, particularly in the Chugoku area.
During these times, the business environment surrounding the SOLCOM Group has continued to change drastically and rapidly. The SOLCOM Group has established its medium-term management plan (for fiscal years 2017 to 2020; which was announced on February 14, 2017). This plan envisions “a group of companies leaping onto a new stage in the era of an ever-changing business environment through its human resources which have technological and creative strengths” to ensure further growth and development of the SOLCOM Group as a “full-service engineering management firm.” Furthermore, the SOLCOM Group is working on its initiative focused on the “challenges to establish high-growth businesses,” the “transformation of the existing operations into lean and streamlined businesses,” the “evolution of an ever-trusted group of companies” and the “development of human resources that underpin the group’s businesses.” All these efforts target a structural shift towards steady growth.
The SOLCOM Group assumes that during the period of this medium-term management plan, there will be a significant decrease of pole renewal works ordered by telecommunications carriers. In addition, it is expected that telecommunications carriers are likely to reduce their investment in the medium to long term. This means that the group’s stable future growth is not allowed for solely by pursuing the existing businesses centering on the telecommunications engineering work, which has been the SOLCOM Group’s core business. Under such circumstances, the SOLCOM Group needs not only to improve operational efficiency of the existing businesses but also to make a structural shift from the existing businesses to high-growth businesses, with stepping into and learning technology of new technological fields centering around the IT and civil engineering businesses, and positioning such businesses for growth.

In particular, information and communication fields have accelerated the utilization of AI, big data, IoT and other new technologies. This trend, coupled with expansion of the ICT utilization and social infrastructure development, is expected to attract increased and more diverse investment in these fields. The SOLCOM Group believes that its business challenge is to accommodate such changes in the business environment, swiftly explore businesses that utilize new technologies, and thus, further grow its solution business (such as system solution and smart solution services) and stock business (such as inspection, diagnosis and maintenance of systems and equipment).  Another challenge is a rapid expansion of the group’s high-growth businesses with focus on the IT and civil engineering businesses. The SOLCOM Group will address these challenges by making the best of its strengths, that is, locally-based sales capabilities and personnel with high technological skills.
On the other hand, the MIRAIT group is a corporate group with MIRAIT HD as its holding company (the “MIRAIT Group”). The MIRAIT Group developed into its current form after a business integration in 2010, which involved DAIMEI TELECOM ENGINEERING CORP., Commuture Corp. and TODENTSU Corporation establishing a joint holding company.
During this period, the MIRAIT Group aims to ensure its continued growth and development as a “comprehensive engineering and services company” in response to the movements of telecommunications carriers and changes in the business environment. Given this objective, the MIRAIT Group has developed its third medium-term management plan (for fiscal years 2017 to 2020; announced on April 28, 2017), and has been actively engaged in expanding its developing business areas (the frontier domain), including its cloud, stock, Wi-Fi, software, environment and energy and global businesses.
At the same time, the MIRAIT Group has continuously focused on the expansion of its business bases. It has also promoted profit-oriented business operations through the improvement of operational efficiency and the resulting increase in orders, the establishment of a productive work system and the comprehensive strengthening of on-site capabilities.
As one of the top three operators in the Japanese information and communications engineering work industry, the MIRAIT Group has operating bases nationwide. The MIRAIT Group is also aggressively expanding into fields other than information and communications engineering work, including construction work and the stock business (such as the operation and maintenance) of photovoltaic solar power generation facilities, software development, the expansion of its global businesses focused on Asia, and the drone business. Meanwhile, the SOLCOM Group has established a robust organization of sales, construction work, maintenance and other services with brand and competitive strength in the Chugoku area. Given such circumstances, the two groups have agreed that they would be able to maximize the synergy effect by integrating their businesses into a single corporate group and taking advantage of their respective strengths, including their respective business areas, business fields, human resources and know-how. Further, the two groups have concluded that the Business Integration will contribute to their sustained growth and development as well as to the creation of medium- to long-term corporate value. This is because the Business Integration will enable the SOLCOM Group to utilize the MIRAIT Group’s know-how for the purpose of developing new business of SOLCOM and will further strengthen the MIRAIT Group’s business bases in the Chugoku area.

The parties considered the necessity for a structure which allows them to operate diverse businesses in wider areas, ensure flexible decision-making, operate efficiently as a corporate group and combine necessary management resources, while making use of the SOLCOM Group’s strengths which are rooted in its regionality. These considerations have led the two groups to determine that it would be best to carry out the business integration through the Share Exchange.
After the Business Integration, the SOLCOM Group and the MIRAIT Group will further expand their businesses as an integrated group and seek to enhance their corporate value by making the best use of their respective brand names, competitive edge and other advantages.

(2)	Fundamental Policy of the Business Integration
The purpose of the Business Integration is to seek sustained growth and development and create medium and long term corporate value in the SOLCOM Group and the MIRAIT Group as a single corporate group under the following fundamental policy:
(i)
MIRAIT HD will respect the SOLCOM Group’s own brand, regionality and initiatives to the fullest extent possible under a unified governance structure for a single corporate group given the SOLCOM Group’s long history of operating and developing in the Chugoku area, as well as its significant contributions to the communities in the Chugoku area through its close contacts with the region which principally arise from its businesses related to information and communications equipment-related engineering work.

(ii)
MIRAIT HD will position SOLCOM as its directly-controlled business company. Based on the above-mentioned fundamental policy and the spirit of equality, SOLCOM and MIRAIT HD will share the technology, know-how and information related to their respective business operations as well as other necessary personnel, assets and other resources to the maximum extent possible so as to generate the synergistic effect of the Business Integration.

2.  Details of the Share Exchange Agreement
The details of the Share Exchange Agreement entered into by and between SOLCOM and MIRAIT HD on August 1, 2018 are as follows:

Share Exchange Agreement (copy)

MIRAIT Holdings Corporation (“MIRAIT HD”) and SOLCOM CO., Ltd. (“SOLCOM”) hereby enter into a share exchange agreement (the “Agreement”) as follows on August 1, 2018 (the “Agreement Execution Date”).

Article 1  The Share Exchange
In accordance with the provisions herein, MIRAIT HD and SOLCOM will carry out a share exchange under which MIRAIT HD will be SOLCOM’s wholly-owning parent company and SOLCOM will be MIRAIT HD’s wholly-owned subsidiary (hereinafter, the “Share Exchange”), and upon the Share Exchange MIRAIT HD will acquire all of the outstanding shares of SOLCOM (not including share of SOLCOM held by MIRAIT HD; hereinafter the same).

Article 2  Trade Names and Addresses of Wholly-Owning Parent Company in the Share Exchange and Wholly-Owned Subsidiary in the Share Exchange
MIRAIT HD and SOLCOM’s respective trade names and addresses are as follows:
(1)	MIRAIT HD (Wholly-Owning Parent Company in the Share Exchange)
Trade Name; MIRAIT Holdings Corporation
Address: 6-36, Toyosu 5-chome, Koto-ku, Tokyo
(2)	SOLCOM (Wholly-Owned Subsidiary in the Share Exchange)
Trade Name: SOLCOM Co., Ltd.
Address: 2-32, Minamisenda Higashimachi, Naka-ku, Hiroshima

Article 3  Shares to Be Delivered Upon the Share Exchange and Allotment Thereof
1.
Upon the Share Exchange, MIRAIT HD will deliver, to SOLCOM’s shareholders (not including MIRAIT HD; hereinafter the same in this Article) as of the time immediately preceding the time at which it acquires all of the outstanding shares of SOLCOM’ under the Share Exchange (the “Record Time”), shares of MIRAIT HD’s common stock equivalent in number to 2.05 multiplied by the total number of shares of SOLCOM’s common stock held by each SOLCOM shareholder in exchange for those shares of SOLCOM’s common stock.

2.
Upon the Share Exchange, MIRAIT HD will allot shares of MIRAIT HD’s common stock to each SOLCOM shareholder as of the Record Time at the ratio of 2.05 shares of MIRAIT HD’s common stock for each share of SOLCOM’s common stock held by each SOLCOM shareholder.

3.
If the number of shares of MIRAIT HD’s common stock to be allotted by MIRAIT HD to SOLCOM’s shareholders in accordance with the preceding two paragraphs includes any fraction less than one share, it will be handled by MIRAIT HD in accordance with Article 234 of the Companies Act and other applicable laws and regulations.

Article 4  MIRAIT HD’s Capital and Capital Reserve Amounts
The amounts of MIRAIT HD’s capital and capital reserves to be increased upon the Share Exchange are as follows.
(1)	Capital amount: JPY 0
(2)	Capital reserve amount: An amount to be separately specified by MIRAIT HD in accordance with Article 39 of the Rules of Corporate Accounting
(3)	Amount of profit reserves: JPY 0

Article 5  Conditions Precedent
The coming into effect of the Share Exchange shall be subject to the condition that, immediately prior to the Effective Date (as defined in Article 6; hereinafter the same), all of the circumstances in the following items have been met; provided, however, that even if any or all of the following circumstances are not fulfilled as of the Effective Date, MIRAIT HD or SOLCOM may at its own discretion cause the Share Exchange to take effect by waiving such circumstances (except for those specified in Item (1)).
(1)
That the procedures required under laws and regulations for MIRAIT HD and SOLCOM each to carry out the Share Exchange (including, without limitation, resolutions of the General Shareholders’ Meetings specified in Article 7, and obtaining permission and authorization for implementing the Share Exchange) have been completed or taken.

(2)
That there are no effective judgments, decisions, orders, judicial settlements, licenses, permissions, approvals, notifications, administrative guidance, guidelines, or other determinations issued by any court, arbitrator, arbitration tribunal, competent authority, local government, financial instruments exchange, or any other judicial organ, executive agency, or self-regulatory institution that would prohibit or suspend the execution of the Share Exchange.

(3)
That subsequent to the execution of the Agreement, there have been no circumstances which might reasonably be considered likely to have a major negative effect on MIRAIT HD or SOLCOM’s financial position, operating results, cash flow, business, or rights and duties, nor are there any circumstances which would make it difficult to achieve the purpose of the Share Exchange.

Article 6  Effective Date
The date on which the Share Exchange will come into effect (the “Effective Date”) shall be January 1, 2019; provided, however, that if necessary in the course of the proceedings for the Share Exchange or for any other reasons, MIRAIT HD and SOLCOM may change the Effective Date through mutual consultation and agreement.

Article 7  Approval of the General Shareholders’ Meeting
1.
MIRAIT HD will implement the Share Exchange, in accordance with the main clause of Article 796, Paragraph 2 of the Companies Act, without obtaining approval for this Agreement at a general shareholders’ meeting as prescribed in Article 795, Paragraph 1 of the Companies Act; provided, however, that if obtaining approval for this Agreement at a general shareholders’ meeting of MIRAIT HD became necessary pursuant to Article 796, Paragraph 3 of the Companies Act, MIRAIT HD shall hold a general shareholders’ meeting no later than the date immediately preceding the Effective Date, and seek approval for this Agreement.

2.	SOLCOM shall seek approval for this Agreement at the Extraordinary General Shareholders’ Meeting scheduled to be held on September 28, 2018 (“SOLCOM’s Extraordinary General Shareholders’ Meeting”).
3.
If necessary in the course of the proceedings for the Share Exchange or for any other reasons, MIRAIT HD and SOLCOM may change the date of SOLCOM’s Extraordinary General Shareholders’ Meeting through mutual consultation and agreement.

Article 8  Business Management etc.
In the period from the Agreement Execution Date until the Effective Date, MIRAIT HD and SOLCOM shall each conduct their respective business operations and manage their respective assets with the due care of a competent manager within the scope of normal operations so as to enhance their corporate value, and shall also cause their respective subsidiaries to conduct their own business operations and manage their own assets with the due care of a competent manager within the scope of normal operations so as to enhance their corporate value.

Article 9  Dividends of Surplus
1.
Except for cases prescribed in the following paragraphs, from the Agreement Execution Date onward, MIRAIT HD and SOLCOM shall not adopt any resolutions on dividends of surplus having the Effective Date or an earlier date as the record date, nor shall they adopt any resolutions approving an acquisition of their treasury shares with an acquisition date on or prior to the Effective Date (unless either MIRAIT HD or SOLCOM is required to acquire its treasury shares upon the exercise by shareholders of their rights in accordance with the applicable laws and regulations).

2.
Notwithstanding the provisions of the preceding paragraph, MIRAIT HD may pay dividends of surplus up to a total of JPY 1.8 billion to its shareholders or registered pledgees of shares last registered or otherwise recorded in the latest shareholder register as of September 30, 2018; provided, however, that MIRAIT HD and SOLCOM are entitled to change the amounts of the relevant dividends of surplus upon reaching an agreement separately in writing.

3.
Notwithstanding the provisions of Paragraph 1 hereof, SOLCOM may pay dividends of surplus up to a total of JPY 400 million to its shareholders or registered pledgees of shares last registered or otherwise recorded in the latest shareholder register as of December 31, 2018. MIRAIT HD shall exercise its voting rights in favor of the proposal in respect of the relevant dividends of surplus at SOLCOM’s ordinary general shareholders’ meeting which will be discussing the relevant dividends of surplus on the condition that the amendment of the Articles of Incorporation, as described in the following Article, and the Share Exchange are in effect. MIRAIT HD and SOLCOM are entitled to change the amounts of the relevant dividends of surplus upon reaching an agreement separately in writing.

Article 10  Amendment of the Articles of Incorporation
SOLCOM shall seek approval at SOLCOM’s Extraordinary General Shareholders’ Meeting on condition that this Agreement is in effect, to amend the Articles of Incorporation, as of December 30, 2018, to delete the provisions thereof regarding the record date of the voting rights at the ordinary general shareholders’ meeting (Article 14 of the SOLCOM’s Articles of Incorporation).

Article 11  Retirement of Own Shares
During the period from the Agreement Execution Date onward until the Effective Date, SOLCOM shall not retire its own shares (including any of its own shares acquired in response to demands for purchase of shares made by its opposing shareholders at the time of the Share Exchange, as prescribed in Article 785, Paragraph 1 of the Companies Act).

Article 12  Termination
1.	In any of the following cases, MIRAIT HD may immediately terminate this Agreement only prior to the Effective Date upon notifying SOLCOM in writing.
(1)	If all or a portion of the preconditions prescribed in Article 5 have not been met (provided, however, that this does not include cases where the unsatisfied preconditions have been waived).
(2)	If SOLCOM has breached any material duty under this Agreement, thereby making it difficult to achieve the purpose of this Agreement.
2.	In any of the following cases, SOLCOM may immediately terminate this Agreement only prior to the Effective Date upon notifying MIRAIT HD in writing.
(1)	If all or a portion of the preconditions prescribed in Article 5 have not been met (provided, however, that this does not include cases where the unsatisfied preconditions have been waived).
(2)	If MIRAIT HD has breached any material duty under this Agreement, thereby making it difficult to achieve the purpose of this Agreement.

Article 13  Changes to or Suspension of the Share Exchange
If, during the period from the Agreement Execution Date until the Effective Date, any circumstances arise that significantly impede the execution of the Share Exchange, or it becomes clear that any such circumstances will arise (including, without limitation, cases where any measures or procedures are taken by the Japan Fair Trade Commission to prevent the Share Exchange, such as a cease and desist order), or if there are any other circumstances that make it difficult to attain the purposes of this Agreement, MIRAIT HD and SOLCOM may, by reaching an agreement through good-faith consultations, change the conditions of the Share Exchange, otherwise alter the specifics of this Agreement, or suspend the Share Exchange.

Article 14  Effectiveness of this Agreement
This Agreement will cease to be effective in the following cases: (i) if approval for this Agreement is not obtained at MIRAIT HD’s general shareholders’ meeting despite the fact that obtaining approval for this Agreement at MIRAIT HD’s general shareholders’ meeting became necessary in accordance with Article 796, Paragraph 3 of the Companies Act; (ii) if the approval specified in Article 7, Paragraph 2 is not obtained at SOLCOM’s Extraordinary General Shareholders’ Meeting; (iii) if the approval of the relevant authorities etc. necessary for the execution of the Share Exchange as prescribed by laws and regulations etc. is not obtained (including, without limitation, cases where any notifications to be filed by MIRAIT HD in connection with the Share Exchange under the Antimonopoly Act are not received by the Effective Date, or where the period for measures related to such notifications is not concluded by the Effective Date); (iv) if this Agreement is terminated pursuant to the provisions of Article 12; and (v) if the Share Exchange is suspended under the preceding Article 13.

Article 15　Governing Law and Jurisdiction
1.	This Agreement shall be governed by and construed in accordance with the laws of Japan.
2.	MIRAIT HD and SOLCOM agree that the Tokyo District Court shall be the exclusive court of first instance for any disputes arise in court in connection with this Agreement.

Article 16  Consultations
Any matters not set forth in this Agreement or any questions arising from the content of this Agreement shall be resolved through consultations in good faith by MIRAIT HD and SOLCOM.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement in duplicate, and upon placing their respective names and seals thereon each party shall keep one original.

August 1, 2018
MIRAIT HD	MIRAIT Holdings Corporation
6-36, Toyosu 5-chome, Koto-ku, Tokyo Masatoshi Suzuki, President and Chief Executive Officer

SOLCOM	SOLCOM Co., Ltd.
2-32, Minamisenda Higashimachi, Naka-ku, Hiroshima Toshiyuki Hirabara, President and Representative Director

3.　Outline of Matters Set Forth in the Items of Article 184, Paragraph 1 of the Ordinance for Enforcement of the Companies Act (Excluding Item 5 and Item 6)
(1)　Matters Concerning the Appropriateness of the Consideration in the Exchange
(I)　Matters concerning the appropriateness of the total number or total amount of the consideration in the exchange
(a)　Allotment in the Share Exchange
	MIRAIT HD (wholly-owning parent company in the Share Exchange)	SOLCOM (wholly-owned subsidiary in the Share Exchange)
Allotment ratio in the Share Exchange	1	2.05
(Note 1)	Allotment ratio of shares For each share of the common stock of SOLCOM, 2.05 shares of the common stock of MIRAIT HD will be allotted and delivered.
(Note 2)
Number of shares to be delivered under the Share Exchange
Upon the Share Exchange, MIRAIT HD will allot and deliver 11,393,000 shares (scheduled) of the common stock of MIRAIT HD to shareholders of SOLCOM as of the time immediately before the acquisition by MIRAIT HD of all of the issued and outstanding shares in SOLCOM through the Share Exchange. While the shares to be delivered are scheduled to be newly issued, MIRAIT HD will use 2,000,000 treasury shares (scheduled) held by itself as part of the shares allotted in the Share Exchange.

(Note 3)
Treatment of shares constituting less than one unit
The shareholders of SOLCOM who will hold shares constituting less than one unit (less than 100 shares) of the stock of MIRAIT HD upon the Share Exchange will be entitled to use either of the following systems. Shares constituting less than one unit cannot be sold on any financial instruments exchange market.

(i)
System of purchase by MIRAIT HD for shares constituting less than one unit (sale of less than 100 shares)
In accordance with Article 192, Paragraph 1 of the Companies Act, a system pursuant to which a holder of shares constituting less than one unit of the stock of MIRAIT HD may request that MIRAIT HD purchase the shares constituting less than one unit held by the holder.

(ii)
System of additional purchase by SOLCOM shareholders holding shares of MIRAIT HD stock constituting less than one unit (additional purchase to own 100 shares)
In accordance with Article 194, Paragraph 1 of the Companies Act and the articles of incorporation of MIRAIT HD, the system pursuant to which a holder of shares constituting less than one unit of the stock of MIRAIT HD may demand that MIRAIT HD sell, and the holder may purchase, such number of shares of the common stock of MIRAIT HD which, together with the number of shares constituting less than one unit held by the holder, will constitute one unit (100 shares).

(Note 4)
Treatment of fractions less than one share
If the number of shares allotted to a shareholder of SOLCOM upon the Share Exchange includes a fraction of less than one share of the stock of MIRAIT HD, MIRAIT HD will pay cash to each such shareholder in an amount proportional to the value of such fraction pursuant to Article 234 of the Companies Act and other relevant laws and regulations.

(b)　 Basis of the Calculation of the Allotment related to the Share Exchange
i.　Basis and reason for the calculation of the allotment
For the purpose of ensuring the fairness and appropriateness of the calculation of the allotment ratio that applies to the Share Exchange (the “Share Exchange Ratio”) as described in 3(1)(I)(a) “Allotment in the Share Exchange” above, SOLCOM and MIRAIT HD have decided to respectively and separately request a third-party valuation institution, independent of both companies, to calculate the share exchange ratio. SOLCOM and MIRAIT HD have appointed MUFG Bank, Ltd. (“MUFG”) and Mizuho Securities Co., Ltd. (“Mizuho”) as their respective third-party valuation institutions.

SOLCOM and MIRAIT HD have carefully considered the results of the due diligence review of the other party and other aspects by reference to the calculation results of the share exchange ratio submitted by their respective third-party valuation institutions. They have also repeatedly conducted mutual negotiations and consultations with comprehensive consideration given to, among other factors, their respective financial conditions, asset status and future prospects. As a result, SOLCOM and MIRAIT HD have come to the conclusion that the Share Exchange Ratio is appropriate and will not be detrimental to their respective shareholders’ benefits. Therefore, SOLCOM and MIRAIT HD have resolved, at their respective board of directors meetings held in August 1, 2018, to implement the Share Exchange at the Share Exchange Ratio.

Upon the occurrence of any material change to any of the conditions used as the basis of the calculation, the Share Exchange Ratio may be subject to change by consultation between the parties.

ii.　Matters concerning the calculation
With the objective of ensuring the fairness and appropriateness of the allotment ratio in the Share Exchange, SOLCOM appointed MUFG, a third-party valuation institution which is independent of SOLCOM and MIRAIT HD. MUFG is not related to either SOLCOM or MIRAIT HD and has no material interest in either SOLCOM or MIRAIT HD.
As the stock of SOLCOM and MIRAIT HD are listed on a financial instruments exchange and their market prices exist, MUFG adopted the average market price analysis in valuing SOLCOM and MIRAIT HD. In addition, MUFG adopted the comparable company analysis because there are several listed companies comparable to both SOLCOM and MIRAIT HD, respectively, and an analogical inference of their share values is possible. Further, the discounted cash flow analysis (the “DCF Analysis”) was used by MUFG to account for the future business operations of the two companies in the valuation.

The table below shows the range in the number of shares of MIRAIT HD common stock to be allotted for each share of SOLCOM common stock:
Analysis methods	Calculation results of share exchange ratio
Average market price analysis	1.63-1.86
Comparable company analysis	1.43-2.32
DCF Analysis	1.76-2.40

In performing the average market price analysis, MUFG set July 31, 2018, as the calculation reference date (the “Reference Date”). Then, for each MIRAIT HD stock on the First Section of Tokyo Stock Exchange, Inc. (the “TSE”) and each SOLCOM stock on the Second Section of the TSE, MUFG reviewed the closing prices on the Reference Date as well as the simple average of the closing prices for the most recent one-month and three-month periods up to the Reference Date.
In calculating the share exchange ratio, MUFG used the information provided by both companies and public information and other materials without any independent verification of the accuracy and completeness of such information based on the assumption that such information was accurate and complete. In addition, MUFG assumed that there was no undisclosed fact that, if disclosed to MUFG, could materially affect the calculation of the share exchange ratio. MUFG has not performed any valuation, appraisal or assessment of the assets and liabilities (including off-the-book assets and liabilities and other contingent liabilities) of both companies and their respective affiliates, including an analysis or valuation of each of such assets or liabilities, nor has it separately requested any third-party institution to make such an appraisal or assessment. The calculation of the share exchange ratio by MUFG reflects the information available to it and the economic conditions up until July 31, 2018. MUFG assumed that the financial projections of both companies had been reasonably prepared based on the best projections and judgment then available to the management of both companies. The profit plans of both companies that MUFG used as a basis for applying the DCF Analysis do not include any fiscal year in which significant increases or decreases in profits are expected.
MUFG has provided the results of its financial analysis of the share exchange ratio to SOLCOM in response to the request of SOLCOM for the sole purpose of assisting the board of directors of SOLCOM to determine the Share Exchange Ratio. Such financial analysis results are not for the purpose of expressing MUFG’s opinion as to the fairness and appropriateness of the Share Exchange Ratio.

With the objective of ensuring the fairness and appropriateness of the allotment ratio in the Share Exchange, MIRAIT HD appointed Mizuho, a third-party valuation institution which is independent of SOLCOM and MIRAIT HD. Mizuho is not related to either SOLCOM or MIRAIT HD and has no material interest in either SOLCOM or MIRAIT HD.
In performing its analysis, Mizuho reviewed the financial information of SOLCOM and MIRAIT HD, in addition to reviewing the terms and conditions of the Share Exchange. Mizuho used the market stock price analysis, since the common stock of MIRAIT HD is listed on a financial instruments exchange and its market price is publicly available. In addition, the discounted cash flow analysis (the “DCF Analysis”) was used by Mizuho to account for the future business operations of MIRAIT HD in the valuation. Meanwhile, with respect to SOLCOM, Mizuho used the market stock price analysis, since the common stock of SOLCOM is listed on a financial instruments exchange and its market price is publicly available. In addition, because there are multiple transactions comparable to the Share Exchange, an analogical inference of the share value of SOLCOM based on comparable transactions is possible. Mizuho, thus, also used the comparable transaction analysis. Further, DCF Analysis was used by Mizuho to account for the future business operations of SOLCOM in the valuation.
The table below shows the range in the number of shares of MIRAIT HD common stock to be allotted for each share of SOLCOM common stock derived from each of the analysis methods.

Analysis methods (MIRAIT HD)	Analysis methods (SOLCOM)	Calculation results of share exchange ratio
Market stock price analysis	Market stock price analysis	1.45-1.83
Market stock price analysis	Comparable transaction analysis	1.47-2.22
DCF Analysis	DCF Analysis	1.93-2.59

In performing the market stock price analysis, Mizuho set July 31, 2018, as the Reference Date. Mizuho then reviewed the price of the stock on the Reference Date and the simple average of the closing prices of the stock for the most recent one-week, one-month, three- month and six- month periods, each ending on the Reference Date.
The profit plans of both companies that Mizuho used as the basis for the DCF Analysis do not include any fiscal periods in which significant changes in profits were projected.
In calculating the share exchange ratio, Mizuho relied upon and assumed the accuracy and completeness of all of the financial or other information relating to both companies that was publicly available or was furnished to or discussed with Mizuho by both companies and upon which the calculation of the share exchange ratio is substantially based. Mizuho did not independently verify nor assume responsibility or liability for independently verifying the accuracy or completeness of such information. The contents expressed in Mizuho’s valuation report on the share exchange ratio (the “Mizuho Valuation Report”) could potentially differ if there are matters that would make the information provided to Mizuho or discussed among Mizuho and the companies materially incorrect, or if there is a fact or circumstance that was not disclosed at the time of delivery of the Mizuho Valuation Report, or which occurs subsequent to the delivery of the Mizuho Valuation Report (including facts which potentially existed at the time of delivery of the Mizuho Valuation Report and which are clarified subsequently). Mizuho assumed that the management of each company was unaware of any fact that would make the information provided to or discussed with Mizuho incomplete or misleading. In addition, Mizuho did not conduct an independent valuation or appraisal of any assets or liabilities (including derivatives, off-balance sheet assets and liabilities and other contingent liabilities), or the reserves of either company or its affiliates, and Mizuho was not independently provided with any such valuation or appraisal by a third party, nor did Mizuho make any request to a third party for any such valuation or appraisal. Mizuho does not assume any obligation to conduct any inspection of the properties or facilities of either company or its affiliates, nor has Mizuho evaluated the capitalization, solvency or fair value of either company or its affiliates under any law relating to bankruptcy, insolvency or similar matters.

In lieu of any information which Mizuho requested in connection with the calculation of the share exchange ratio but which was not provided or disclosed to Mizuho by the companies, which was provided or disclosed to Mizuho, but whose impact on the share value of each company is undetermined at present, or which could not otherwise be used by Mizuho as a basis of Mizuho’s evaluation, Mizuho used assumptions it believed to be reasonable and appropriate. Mizuho did not verify the effect of such assumptions on either company’s future financial condition in the event that such assumptions prove to be materially inaccurate.
With respect to the financial forecasts and other forward-looking information provided to Mizuho, Mizuho assumed that such information was reasonably prepared, created or adjusted by the management of each company on a basis reflecting the best currently available estimates and judgments of the management as to the expected future results of the operations and financial conditions of the companies. Mizuho relied on the above-mentioned assumptions, financial projections and business forecasts without independent verification of the feasibility of such assumptions, financial projections and business forecasts. Mizuho expressed no view as to any analyses or forecasts referred to in the Mizuho Valuation Report or the assumptions on which they are based. Mizuho is not a legal, regulatory, or tax expert and therefore, it relied on the assessments made by advisors to the companies with respect to such issues. Mizuho further assumed that the Share Exchange will qualify as a tax-free reorganization for Japanese corporate tax purposes.
Mizuho has provided its financial analysis results to MIRAIT HD in response to the request of MIRAIT HD for the sole purpose of assisting the board of directors of MIRAIT HD to determine the Share Exchange Ratio. Such financial analysis results are not for the purpose of expressing Mizuho’s opinion as to the fairness of the Share Exchange Ratio.

iii.　Prospects and reasons for delisting
Upon the Share Exchange, MIRAIT HD will become the wholly-owning parent company of SOLCOM as of its effective date (January 1, 2019 (scheduled)). Accordingly, the common stock of SOLCOM, which will become a wholly-owned subsidiary, will be delisted as of December 26, 2018, in accordance with the prescribed procedures of the delisting standards of the Second Section of the TSE (with the final trading date being December 25, 2018).

After the delisting, it will be impossible to trade the common stock of SOLCOM on a financial instruments exchange. However, the common stock of MIRAIT HD that will be allotted to the shareholders of SOLCOM as of the effective date of the Share Exchange will remain listed on the First Section of the TSE. Thus, although certain shareholders may only receive an allotment of shares constituting less than one unit, shares constituting one or more units will be tradeable on financial instruments exchanges and share liquidity will continue to be provided.
Although the shareholders of SOLCOM who receive shares constituting less than one unit of the stock of MIRAIT HD upon the Share Exchange will not be able to trade such shares constituting less than one unit on any financial instruments exchange, each such shareholder may use the system of purchase for shares constituting less than one unit. Alternatively, by utilizing the system of additional purchase for shares constituting less than one unit, each such shareholder may purchase from MIRAIT HD such number of shares which, together with the number of less-than-one-unit shares held by that shareholder, will constitute one unit. For details of such treatment, please see 3(1)(I)(a) (Note 3) “Treatment of shares constituting less than one unit” above. For details of the treatment of any fractions less than one share that may result from the Share Exchange, please see 3(1)(I)(a) (Note 4) “Treatment of fractions less than one share” above.

iv.　Measures to ensure fairness
SOLCOM and MIRAIT HD have implemented the following measures to ensure the fairness of the share exchange ratio in the Share Exchange:
a.　Acquisition of valuation reports on the share exchange ratio from independent third-party valuation institutions
SOLCOM received, on behalf of its shareholders, a valuation report on the Share Exchange from MUFG, a third-party valuation institution which is independent of SOLCOM and MIRAIT HD. For an overview of the valuation report, please see 3(1)(I)(b)ii “Matters concerning the calculation” above.
SOLCOM has not obtained from MUFG an opinion to the effect that the Share Exchange Ratio is fair to the shareholders of SOLCOM from a financial viewpoint (a fairness opinion).
Similarly, MIRAIT HD received, on behalf of its shareholders, a valuation report on the Share Exchange from Mizuho, a third-party valuation institution which is independent of SOLCOM and MIRAIT HD. For an overview of the valuation report, please see 3(1)(I)(b)ii “Matters concerning the calculation” above.

MIRAIT HD has not obtained from Mizuho an opinion to the effect that the Share Exchange Ratio is fair to the shareholders of MIRAIT HD from a financial viewpoint (a fairness opinion).

b.　Advice from independent law firms
SOLCOM has appointed Kitahama Partners as its legal adviser and has received its legal advice regarding the procedures for the Share Exchange, the decision-making methods and process of the board of directors meetings, along with advice regarding other issues. Kitahama Partners has no material interest in either SOLCOM or MIRAIT HD.
Similarly, MIRAIT HD has appointed Shibata, Suzuki & Nakada, and Anderson Mori & Tomotsune as its legal advisers concerning the Share Exchange and has received their legal advice regarding the procedures for the Share Exchange, the decision-making methods and process of the board of directors meetings, along with advice regarding other issues. Shibata, Suzuki & Nakada, and Anderson Mori & Tomotsune do not have any material interest in either SOLCOM or MIRAIT HD.

v.　Measures to avoid conflicts of interest
No special measure has been taken because no particular relationship involving a conflict of interest arises between SOLCOM and MIRAIT HD.

(II)　The reason for selecting the common stock of MIRAIT HD as consideration for the exchange
SOLCOM and MIRAIT HD selected the common stock of MIRAIT HD, which is the wholly-owning parent company in the Share Exchange, as the consideration for the Share Exchange.
The common stock of MIRAIT HD is listed on the TSE, and the opportunity for it to be traded on the TSE subsequent to the Share Exchange has been ensured; in addition, SOLCOM’s shareholders can be expected to enjoy the synergy that will result from the Share Exchange. For these reasons, it was determined that the above selection would be appropriate.

(III)　Matters concerning the appropriateness of MIRAIT HD’s capital and capital reserve amounts
The amounts of MIRAIT HD’s capital and capital reserves to be increased upon the Share Exchange are as follows.
・Capital amount: JPY 0
・Capital reserve amount: An amount to be separately specified by MIRAIT HD in accordance with Article 39 of the Rules of Corporate Accounting
・Amount of profit reserves: JPY 0
The above capital and capital reserve amounts are considered appropriate from the perspective of ensuring a flexible capital strategy.

(2)　Matters of Reference Regarding the Consideration for the Exchange
(I)　Provisions in MIRAIT HD’s articles of incorporation
MIRAIT HD’s articles of incorporation are listed on SOLCOM’s website (http://www.solcom.co.jp) in accordance with laws and regulations and the provisions of Article 16 of SOLCOM’s articles of incorporation.

(II)　Matters concerning the method of conversion of the consideration for the exchange
(a)　Market on which the consideration for the exchange is traded
The common stock of MIRAIT HD is being traded on the First Section of the TSE.

(b)　Person acting as intermediary, broker, or agency for trading in the consideration for the exchange
The services of intermediary, brokerage, etc. are being provided nationwide by securities companies for the common stock of MIRAIT HD.

(c)　Content of any restrictions on the transfer or other disposition of the consideration for the exchange
N/A

(III)　Matters concerning the market price of the consideration for the exchange
The average closing prices of the common stock of MIRAIT HD on the First Section of the TSE during the one-month period and three-month period up to and including the business day immediately preceding the day on which the execution of the Share Exchange Agreement was publicly announced (August 1, 2018) are JPY 1,670 and JPY 1,732, respectively.

(IV)　Content of the balance sheet of MIRAIT HD pertaining to each business year the last day of which arrived in the past five years
Since MIRAIT HD has submitted an annual securities report pursuant to Article 24, Paragraph 1 of the Financial Instruments and Exchange Act for each business year, this information is omitted.

(3)　Matters Concerning the Appropriateness of the Provisions for Share Options Pertaining to the Share Exchange
SOLCOM, which will become a wholly-owned subsidiary through the Share Exchange, has not issued any share options or bonds with share options, and therefore this does not apply.

(4)　Matters Concerning Financial Statements etc.
(I)　Content of financial statements pertaining to MIRAIT HD’s most recent business year
The content of financial statements etc. pertaining to MIRAIT HD’s most recent business year (from April 1, 2017 to March 31, 2018) is set forth on SOLCOM’s website (http://www.solcom.co.jp) in accordance with laws and regulations and the provisions of Article 16 of SOLCOM’s articles of incorporation.

(II)　Disposition of material assets etc. after the last day of the most recent business year by the companies involved in the Share Exchange
(a)　SOLCOM
N/A
(b)　MIRAIT HD
i.  Execution of a share exchange agreement with TTK Co., Ltd. (“TTK”)
MIRAIT HD resolved at the board of directors’ meeting held on April 27, 2018 to carry out a share exchange under which MIRAIT HD will be TTK’s wholly-owning parent company, and TTK will be MIRAIT HD’s wholly-owned subsidiary, the effective date of which will be October 1, 2018, and simultaneously concluded a share exchange agreement with TTK on the same day.

ii.  Disposition of own shares via third-party allotment (Nissetsu Co., Ltd.)
MIRAIT HD disposed of its own shares via third-party allotment pursuant to a resolution at a meeting of the board of directors held on April 27, 2018. The disposition of own shares involved conducting a share exchange between MIRAIT Corporation (which is a wholly-owned subsidiary of MIRAIT HD) and Nissetsu Co., Ltd. (a subsidiary of the same company) having the common stock of MIRAIT HD as the consideration, for the purpose of making MIRAIT Corporation the wholly-owning parent company in the Share Exchange and making Nissetsu Co., Ltd. the wholly-owned subsidiary in the Share Exchange.
iii.  Disposition of own shares via third-party allotment (HOPE NET Co., Ltd.)
MIRAIT HD disposed of its own shares via third-party allotment pursuant to a resolution at a meeting of the board of directors held on August 1, 2018. The disposition of own shares involved conducting a share exchange between MIRAIT Corporation (which is a wholly-owned subsidiary of MIRAIT HD) and HOPE NET Co., Ltd. (a subsidiary of the same company) having the common stock of MIRAIT HD as the consideration, for the purpose of making MIRAIT Corporation the wholly-owning parent company in the Share Exchange and making HOPE NET Co., Ltd. the wholly-owned subsidiary in the Share Exchange.
iv.  Execution of a share exchange agreement with Shikokutsuken Co., Ltd. (“Shikokutsuken”)
MIRAIT HD resolved at the board of directors’ meeting held on August 1, 2018 to carry out a share exchange under which MIRAIT HD will be Shikokutsuken’s wholly-owning parent company, and Shikokutsuken will be MIRAIT HD’s wholly-owned subsidiary, the effective date of which will be January 1, 2019, and simultaneously concluded a share exchange agreement with Shikokutsuken on the same day.

Proposal No.2:          Partial Amendments to the Articles of Incorporation
1.　Reasons for Amendments
Once the Proposal No. 1 is approved as proposed and the Share Exchange takes effect, only MIRAIT HD holds one or more shares of SOLCOM’s common stock, and thus, the record date of the voting rights at the ordinary general shareholders’ meeting will no longer be necessary.
Consequently, SOLCOM will delete the full text of Article 14 of the current Articles of Incorporation (Record Date of Ordinary General Shareholders’ Meeting), and renumber the relevant provisions thereof, as necessary.

2.　Details of Amendments
The details of the proposed amendments are as follows. These amendments to the Articles of Incorporation shall take effect on December 30, 2018 on the condition that the Proposal No. 1 has been approved as proposed and the Share Exchange Agreement has not ceased to be effective.

(The amended parts are underlined.)
Current Articles of Incorporation	Proposed Amendments
(Record Date of Ordinary General Shareholders’ Meeting) Article 14 The record date of the voting rights at the ordinary general shareholders’ meeting of the Company shall be December 31 of each year.	(deleted)
Article 15 - Article 42 (omitted)	Article 14 - Article 41 (unchanged)

(Reference)
SOLCOM plans to pay dividends (year-end dividend) for the fiscal year ending December 31, 2018 (from January 1, 2018 to December 31, 2018) to shareholders or registered pledgees of shares who are recorded in the latest shareholders’ register as of December 31, 2018 pursuant to Article 40 and 41 of the current Articles of Incorporation (Article 39 and 40 of the amended Articles of Incorporation).
End